March 18, 2025

Ryan Frazier
Chief Executive Officer
Arrived Homes 4, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

       Re: Arrived Homes 4, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 11
           Filed February 19, 2024
           File No. 024-12424
Dear Ryan Frazier:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed February 19, 2024
U.S Federal Income Tax Considerations, page 85

1. We note your disclosure on page 88 that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ending December 31, 2021. We also note your reference on page
       93 that you intend to elect to be taxed as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2023. Please revise to update and reconcile when you plan to qualify as a REIT, and disclose whether you have been a REIT for the taxable years 2023 and 2024.
General

2. Please provide us, on a supplemental basis, with your template for future
       NAV disclosures.
 March 18, 2025
Page 2
3. On page 56, please describe the material terms of the following agreements:
           NCPS PPEX ATS Company Agreement, listed as Exhibit 6.41 in the exhibit index;
           Secondary Brokerage Agreement, listed as Exhibit 6.42 in the exhibit index;
           Executing Broker Tools License Agreement, listed as Exhibit 6.43 in the exhibit index; and
           NCIT Software and Services License Agreement, listed as Exhibit 6.44 in the exhibit index.
       Also disclose the status of these agreements and any material terms that remain unfinalized. Note that we may have further comments after reviewing your exhibits and response.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   John Rostom